FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant's name into English)

Av. Naçơes Unidas No. 4777, 9th floor
Săo Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

First Quarter 2007

Earnings Release and Supplemental Financial Information

First Quarter 2007 Launches

Isla – São Caetano

Reserva do Lago - Goiânia

Investor Relations Contact:
Carlos Gros
ir@gafisa.com.br

1Q07 Earnings Conference Call*
São Paulo May 8 2007
11AM (US-ET), 12PM (Brasilia Time) - English
Phone: +1(973) 935-8893
Code: 8740042
Webcast: http://www.gafisa.com.br/ir
* Presentation Materials will be available at www.gafisa.com.br/ir

Gafisa

Gafisa Reports Record First Quarter Results
Net operating revenue increases 70%
Company posts 87% growth in launches and 67% growth in pre-sales

São Paulo, May 7 , 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified national homebuilders, today reported record financial results for the first quarter ended March 31st, 2007 (1Q07). The following financial and operating information, unless otherwise indicated, was prepared and presented in accordance to Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, including AlphaVille´s numbers for January and February, and refer to Gafisa’s stake (or participation) in its developments.

Commenting on first quarter results, Wilson Amaral, chief executive officer of Gafisa, S.A. said: “In 2006 we expanded our national footprint and are now one of the most geographically diversified homebuilders in Brazil. In 2007 we will continue our national push, focusing on diversifying our product portfolio to serve all levels of the homebuyer market. Continued positive industry trends combined with our national scope, strong brand recognition and customer preference, and well capitalized balance sheet will enable us to achieve rapid and sustainable growth.” Additional management comments about the Company’s results can be found on page 4 of this release.

IR Contact
Email: ir@gafisa.com.br
Tel: +55 (11) 3025-9305
IR Website:
www.gafisa.com.br/ir
1Q07 Earnings Results
Conference Call
Date:
Tuesday, May 8th, 2007
> In English
11:00am EST
12:00pm Brasilia Time
Phone: +1 (973) 935-8893
Code: 8740042
Replay: +1 (973) 341-3080
Code: 8740042
9:00am EST
10:00am Brasilia Time
Phone: +55 (11) 2101-1490
Code: Gafisa
Replay: +55 (11) 2101-1490
Code: Gafisa

Operating & Financial Highlights for the 1Q07

• Project Launches for 1Q07 totaled R$303.1 million, an 87.1% increase over 1Q06. Pre-sales for 1Q07 totaled R$254.5 million, a 67.1% increase over 1Q06.

• For the three months ended March 31, 2007, consolidated net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 69.6% to R$224.3 million from R$132.2 million for the 1Q06 period.

• 1Q07 EBITDA reached R$36.2 million (16.1% EBITDA margin), a 107.1% increase compared to the R$17.5 million 1Q06 EBITDA (13.2% EBITDA margin).

• Net Income for 1Q07 (adjusted, before follow-on offering expenses) was R$17.6 million (7.9% Net Income margin) a 40.3% increase compared to the R$12.6 million in 1Q06 (9.5% Net income margin). 1Q07 Adjusted Earnings per Share was R$0.14, a 15.7% increase compared to the R$0.12 in 1Q06.

• The Backlog of Results to be recognized under the PoC method reached R$371.9 million in 1Q07 representing a 91.2% growth over 1Q06. The Backlog Margin to be recognized reached 37.7%.

• Gafisa became the first Brazilian homebuilder to be listed on the New York Stock Exchange, after a successful follow-on offering in March.

• In 1Q07 we continued our national push, entering five new markets: Goiania (state of Goias), São Caetano (state of São Paulo), Duque de Caxias (state of Rio de Janeiro), Nova Iguaçu (state of Rio de Janeiro), and Campo Grande (state of Mato Grosso do Sul).
• On January 8th 2007, Gafisa completed the initial acquisition of 60% of AlphaVille. AlphaVille is Brazil´s largest residential community developer, expanding Gafisa´s national footprint and product portfolio.
• On February 14th, Gafisa signed a joint venture (JV) with Odebrecht, Brazil’s largest engineering and construction company. The JV (“Bairro Novo”) will develop, manage and build large scale residential developments, outside metropolitan areas, focused on the Affordable Entry Level (AEL) market.

•In March, FIT Residencial (”FIT”), a wholly-owned subsidiary dedicated to urban developments for the mid-low market segment, and Caixa Econômica Federal (“CEF”) signed an agreement to provide credit lines to finance up to 6,000 residential units. FIT also launched its first project in the neighborhood of Jaçanã in the city of São Paulo.

On January 8, 2007, we successfully completed the acquisition of 60% of AlphaVille’s shares for R$198.4 million, R$20 million in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provides that Gafisa will purchase the remaining 40% of AlphaVille over the next five years (20% in January of 2010 and the remaining 20% in January of 2012) in cash or shares, at our sole discretion. AlphaVille is Brazil’s largest residential community developer, focusing on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil. AlphaVille operates as a stand alone company and is currently present in 16 states and 35 cities. With the consolidation of AlphaVille, Gafisa’s land bank stood at R$5.7 billion at March 31, 2007.

During the first quarter we established FIT Residencial, a wholly-owned subsidiary, to concentrate on urban developments for the mid-low income segment of the market. On March 26 2007, FIT signed an agreement with Caixa Econômica Federal through which CEF provides credit lines to finance up to 6,000 residential units. FIT launched its first development in March 2007. The project has a sales value of R$16.974 million (Gafisa’s stake), of which approximately 60% has been reserved. We recognize sales only after the client has received the final approval by Caixa Caixa Econômica Federal.

On February 14, 2007, Gafisa signed a joint venture (JV) with Odebrecht Empreendimentos Imobiliários, Ltda. to exclusively develop, manage and build large scale Affordable Entry Level (AEL) projects in suburban areas, with over 1,000 units per development. The JV is the sole vehicle for both companies to operate in this market segment. Structured as a holding company, called Bairro Novo, it will operate independently from both Gafisa and Odebrecht.

Modeled after the Mexican affordable housing model, Bairro Novo will develop large standardized communities, complete with the necessary community and public infrastructure. The company will target families with monthly income between 3 and 10 times the minimum wage, which will require special financial products from both public and private sources.

Addionally, given the success of Gafisa Vendas São Paulo, our in-house sales company, we founded “Gafisa Vendas RJ,” a Rio de Janeiro subsidiary that will replicate the São Paulo sales experience. As we plan to maintain a salesforce that is aligned with the company’s strategy, Gafisa Vendas will carry our vision and ensure the high speed and quality of our sales.

Finally, on March 16, 2007 we completed our global follow-on equity offering, with Gafisa becoming the first Brazilian homebuilder publicly-traded on the New York Stock Exchange (NYSE). We offered over 39 million shares (47% primary), with voting rights and 100% tag-along rights (with a ratio of 2 common shares to 1 ADS). After the offering and the exercise of the greenshoe option by our shareholders, our capital structure (excluding shares held in treasury) had Equity International owning 14%, GP Investimentos owning 7%, and the remaining 79% in the free float. This large float once again reinforces Gafisa’s commitment to being a true public corporation that adheres to the highest standards of corporate governance.

Operating and Financial Highlights	1Q07	1Q06	Var. ( %)	4Q06	Var. ( %)
Project Launches (R$000) (% Gafisa)	303,147	162,024	87.1%	374,846	-19.1%
Project Launches (R$000) (including partners stakes)	345,275	162,024	113.1%	456,646	-24.4%
Project Launches (Units) (including partners stakes)	1,817	482	277.0%	1406	29.2%
Average Project Launch Price (R$/sq.m) (100% without lots)	2,493	3,570	-30.2%	2,997	-16.8%
Pre-Sales (R$000) (% Gafisa)	254,502	152,336	67.1%	378,531	-32.8%
Sales from current project launches (R$000) (% Gafisa)	75,161	42,464	77.0%	213,628	-64.8%
Sales from inventory (R$000) (% Gafisa)	179,342	109,871	63.2%	164,903	8.8%
Pre-Sales (R$000) (including partners stakes)	306,513	163,718	87.2%	453,552	-32.4%
Pre-Sales (Units) (including partners stakes)	1,186	666	78.1%	1,063	11.6%
Average Sales Price (R$/sq.m) (100% without lots)	2,869	2,893	-0.8%	3,489	-17.8%

Net Operating Revenues	224,316	132,224	69.6%	238,287	-5.9%
Gross Profits	67,960	35,324	92.4%	67,356	0.9%
Gross Margin	30,3%	26,7%	3.6p.p.	28,3%	2.0p.p.
EBITDA	36,211	17.483	107.1%	32.102	12.8%
EBITDA Margin	16,1%	13,2%	2.9p.p.	13,5%	2.7p.p.
Extraordinary Expenses	(30,174)	(27,337)	10.4%	-	na
Adjusted Net Income	17,621	12,559	40.3%	14.797	19.1%
Adjusted Net Margin	7,9%	9,5%	-1.6p.p.	6,2%	1.6p.p.
Adjusted Earnings per Share	0,14	0,12	15.7%	0,15	-3.4%
Average number of shares, basic	124,396,957	102,556,962	21.3%	100,931,150	23.2%

Backlog of Revenues	985,7	473,4	108.2%	795,3	23.9%
Backlog of Results	371,9	194,5	91.2%	297,8	24.9%
Backlog Margin[1]	37,7%	41,1%	-3.4p.p.	37,4%	0.3p.p.

Net Debt (Cash)	(265,405)	(177,557)	49.5%	29,286	-1,006.3%
Cash	621,251	481,071	29.1%	266,159	133.4%
Shareholders’ Equity	1.424.322	788.351	80,7%	814.087	75,0%
Total Assets	2,241,756	1,380,459	62.4%	1,494,217	50.0%

Note: 1 In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog

Gafisa’s strong results in the first quarter of 2007 are a clear indication that our growth strategy is on track and delivering on its intended results.  We achieved 87% growth in project launches, 67% growth in sales, and 70% growth in revenues. Our gross margin expanded to 30.3%, and our EBITDA margin increased to 16.1%.  As one of Brazil’s leading nationwide homebuilders with a truly diversified geographic reach and product offering, Gafisa is ideally positioned to capitalize on the expanding marketplace. We plan to deliver 26 projects in 2007, totaling approximately 2,550 units and 2,020 thousand square meters of construction, equivalent to R$787 million of sales value (VGV).

The demand for housing in Brazil remains strong, with Gafisa well-positioned to share in the growth.  Rising consumer confidence, decreasing interest rates, and a strong inflow of commercial bank mortgages has resulted in an ever growing pool of qualified homebuyers.  March 2007 was marked by impressive mortgage financing growth in Brazil, with a 116% increase in the amount of mortgages granted over March of 2006.

Gafisa continues to consolidate its leadership position in the mid and mid-high income segment of the market. With the completion of the first phase of our acquisition of AlphaVille in January, we have further strengthened that position.  During the quarter we launched AlphaVille Campo Grande.  As the largest residential community development company in the country, the acquisition of AlphaVille extends Gafisa’s geographic reach to 16 states and 35 cities and consolidates our already strong geographic reach in the mid-high end of the housing market.

Our growth in the mid and mid-high segments of the market remains strong.  In the 1Q07 we launched in five new markets: Goiania (Goias), São Caetano (São Paulo), Duque de Caxias (Rio de Janeiro), Nova Iguaçu (Rio de Janeiro) and Campo Grande (Mato Grosso do Sul).

In addition, we have undertaken select initiatives within the past few months that will broaden our portfolio to better serve Brazil’s expanding home buying population.  In the 1Q07 we reinforced our commitment to serve the Affordable Entry Level (AEL) sector through the formation of a wholly-owned division, FIT Residencial, which is developing lower price point housing in urban areas. We launched our first product in this segment, FIT Jaçanã, in March.  We have also entered into a joint venture with Odebrecht, Brazil's leading engineering and construction company, to undertake large-scale affordable community development in suburban areas as the financial market dynamics continue to improve for this segment.

Gafisa’s land bank continues to be among the most robust in the industry, with sufficient land reserves for two to three years of project launches. Through the acquisition of AlphaVille and the combination of the two companies’ land banks (totaling R$5.7 billion in future sales), we have unparalleled future development opportunities.

In March, Gafisa launched its U.S. public offering on the New York Stock Exchange (NYSE) as the first Brazilian homebuilder to be listed on the NYSE. This was a defining moment for our company, truly establishing Gafisa as a world-class corporation with exceptional access to capital and a global reputation for financial and operational excellence.

The first quarter of 2007 was highlighted by many significant accomplishments. I’m excited about the opportunities and remain confident in the strength of our professional management team and their ability to continue to execute on our long-term growth strategy.

Wilson Amaral
CEO - Gafisa S.A.

Gafisa’s project launches rose by 87.1%, or R$141.1 million, from R$162.0 million in 1Q06 to R$303.1 million in 1Q07. Following our strategy of diversification into under-explored markets, 1Q07 marked Gafisa’s debut in five new markets: Goiania (in the state of Goias), São Caetano (in the state of São Paulo), Duque de Caxias (in the State of Rio de Janeiro), Nova Iguaçu (in the State of Rio de Janeiro) and Campo Grande (in the State of Mato Grosso do Sul).

The decrease in the average price per square meter for the developments launched during 1Q07 (R$2,493, compared to R$3,570 during the same period in 2006) is due to the fact that 48.7% of our launches in 1Q06 was in the High Income and Commercial segments, which are characterized by a higher price point.

The tables below detail new projects launched in the first quarter 2007:
Table 1 - 1Q07 Launches by Segment ¹
	Launches (R$000) (% Gafisa)			Launch price (R$/sq.m) (100%)			Launches (usable area - sq.m) (100%)
Segments ¹	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)
HIG	-	46,153	NA	NA	3,897	NA	-	11,845	-100%
MHI	-	76,179	NA	NA	3,262	NA	-	23,355	-100%
MID	251,155	-	NA	2,548	NA	NA	108,210	-	NA
AEL (FIT)	16,974	6,983	143%	1,849	1,808	2%	9,181	3,862	138%
LOT	35,018	-	NA	233	NA	NA	225,269	-	NA
COM	-	32,709	NA	NA	5,169	NA	-	6,328	NA
TOTAL	303,147	162,024	87%	2,493	3,570	-30%	342,660	45,389	655%
Table 2 - 1Q07 Launches by Region
Geog. Region	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)
São Paulo	92,657	83,162	11%	2,282	3,055	-25%	40,604	27,217	49%
Rio de Janeiro	44,014	78,862	-44%	2,603	4,340	-40%	16,908	18,172	-7%
New Markets	166,475	-	NA	2,606	NA	NA	285,148	-	NA
TOTAL	303,147	162,024	87%	2,493	3,570	-30%	342,660	45,389	655%

Segment Breakdown1 : HIG = High Income / MHI = Mid-High / MID = Middle Income / AEL = Affordable Entry Level / LOT = Urbanized Lots /COM = Commercial (commercial buildings).

Pre-sales for the three-month period ended March 31, 2007 amounted to R$254.5 million, a 67.1% increase over the same quarter in the previous year.

As the strong sales figures confirm, the increased supply in the market has not decreased our sales speed. According to Secovi (Real Estate Association of the City of São Paulo) the sales velocity during the month of February in the city of São Paulo reached 9.1% of the total product offering in the period, the highest sales speed registered for the month of February since 1995.

In the 1Q07, 71.0% of our pre-sales came from our core segments: mid (MID) and mid-high (MHI). The high income (HIG), land lots and affordable entry level accounted for the remaining 29.0%. The large growth in the MID and MHI segments demonstrates that the fundamentals of the industry remain very compelling, particularly in big markets like São Paulo. These markets are benefiting from rising consumer confidence, decreasing interest rates, expansion of loan terms and the strong inflow of commercial bank mortgages.

Our diversification strategy is showing strong results, as the multiple growth drivers of the different Brazilian regions present attractive alternatives to Rio de Janeiro and São Paulo. Our pre-sales in new markets increased 511%, and accounted for 45% of our total pre-sales in 1Q07.

¹ For information about segmentation, refer to glossary in the end of this report.

The tables below set forth a detailed breakdown of our pre-sales for the first quarter of 2007:

Table 3 - 1Q07 Pre-Sales by Segment ¹
	Pre-Sales (R$000) (%Gafisa)			Sales price (R$/sq.m) (100%)			Pre-Sales - usable area (sq.m) (100%)[1]
Segments ¹	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)	1Q07	1Q06	Change ( %)
HIG	24,509	15,577	57%	3,798	3,414	11%	6,452	4,563	41%
MHI	58,655	51,073	15%	3,316	3,429	-3%	22,524	16,347	38%
MID	121,927	47,660	156%	2,496	2,341	7%	58,901	21,986	168%
AEL (FIT) [2]	2,769	13,014	-79%	1,718	1,713	0%	1,619	7,648	-79%
LOT	29,867	2,002	1392%	288	572	-50%	140,997	6,247	2157%
COM	16,776	23,009	-27%	5,311	4,986	7%	3,172	4,802	-34%
TOTAL	254,502	152,336	67%	2,869	2,893	-1%	233,664	61,593	279%
Table 4 - 1Q07 - Pre-Sales by Region
Geog. Region	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06
São Paulo	99,769	96,430	3%	2,823	2,640	7%	39,879	37,805	5%
Rio de Janeiro	39,872	37,097	7%	2,860	4,558	-37%	18,526	9,724	91%
New Markets	114,861	18,809	511%	2,923	2,232	31%	175,259	14,063	1146%
TOTAL	254,502	152,336	67%	2,869	2,893	-1%	233,664	61,593	279%
Table 5 - 1Q07 Pre-Sales by Launch Year
Launching year	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06	1Q07	1Q06	1Q07 x 1Q06
Launched in 2007	75,161	-	NA	2,505	-	NA	103,270	-	NA
Launched in 2006	130,276	42,464	207%	3,002	4,030	-26%	57,346	10,537	444%
Launched in 2005	34,375	80,247	-57%	3,152	2,559	23%	65,263	32,574	100%
Launched up to 2004	14,691	29,624	-50%	3,149	2,793	13%	7,786	18,482	-58%
TOTAL	254,502	152,335	67%	2,869	2,893	-1%	233,664	61,593	279%
Note: ¹ For information about segmentation, refer to glossary in the end of this report. 2 Fit residencial recognizes sales only after the client has received the final approval by Caixa Caixa Econômica Federal.

Operations

We have now 74 projects under construction in 13 different states, totalling approximately 1.5 million square meters. Gafisa is well-known for its expertise in managing multiple construction sites, spread over a wide geographical area. We believe this is an important advantage as we are prepared to deliver on the aggressive launch strategy we have been pursuing.

The tables below show our 2006 project delivery performance and our total planned deliveries for 2007.

Table 6 - Projects delivered in 2006
Segments	# of projects	Total area ('000 sqm)	# of units
HIG	4	37	66
MHI	7	103	379
MID	3	47	96
AEL	4	43	245
LOT (AlphaVille)	1	369	637
COM	-	-	-
TPC [1]	3	76	na
TOTAL	22	676	1,423
1 Third party construction

[2]Average sales prive in R$ per Region, Launching year and Total exclude Land subdivision (Lots).

Table 7 - Projects to deliver in 2007
Segments	# of projects	Total area ('000 sqm)	# of units
HIG	1	13	118
MHI	6	55	339
MID	4	51	443
AEL	2	16	335
LOT (AlphaVille)	8	1,821	718
COM	2	50	353
TPC	3	15	242
TOTAL	26	2,021	2,548

Land Reserves

Consistent with Gafisa’s established land bank policies, the Company owns approximately R$5.7 billion in its land bank. Gafisa’s current land reserve totals R$3.0 billion as we continue to maintain sufficient land reserves for two to three years of project launches. The land bank totals 1.7 million square meters, which is equivalent to 12,942 units, of which 8,822 units are in the middle- and mid-high income segments. AlphaVille´s current land reserves totals R$2.7 billion, which is equivalent to 8.7 million square meters, and 35,733 units.

Competition for land, particularly in São Paulo, is growing as more well capitalized players enter the market. However, we haven’t seen scarcity of available land or any permitting constraints. Furthermore, we continue our diversification strategy and 45% of the company’s land bank is outside the cities of Rio de Janeiro and São Paulo. Our land bank reflects our strategy of concentrating on the mid and mid-high market segment. One of our main challenges going forward will be to create a land bank for FIT Residencial, aimed at the Affordable Entry Level segment.

As of March 31, 2007, the proportion of land acquired through swap agreements dropped to 72.4% of our current land bank compared to 79% in December 31, 2006. In swap agreements or “permutas,” a certain amount of units is exchanged as part of a land payment. With the rising competition for land in São Paulo, land owners are increasingly asking for cash instead of swap agreements. In the 1Q07, the percentage of swap agreements in our land reserve in the city of São Paulo decreased to 46.6% from 53% in 4Q06. The percentage of land acquired through swap agreements in the city of Rio de Janeiro and in new markets was 87.6% and 74.4%, respectively.

The table below shows a detailed breakdown of our current land bank:

Table 8a - Land Bank Gafisa
	Potential Units				Future Sales (R$000)	% acquired through
	HIGH	MID & MHI	AEL	COM&LOTS		Swap
São Paulo	290	2,549	-	-	983,672	46.6%
Rio de Janeiro	629	1,442	-	418	589,502	87.6%
New Markets	189	4,832	1,646	948	1,480,141	74.4%
Total	1,108	8,822	1,646	1,366	3,053,315	72.4%
% of Total	9%	68%	13%	11%

Table 8b - Land Bank AlphaVille
	Potential Units				Future Sales (R$000)	% acquired through
	HIGH	MID & MHI	AEL	COM&LOTS		Swap
São Paulo			-	18,065	1,364,600	79.5%
Rio de Janeiro	-	-	-	1,730	162,307	100.0%
New markets	-	-	-	15,938	1,156,145	83.0%
Total	-	-	-	35,733	2,683,051	82.0%
% of Total	0%	0%	0%	79%

1Q07 - Revenues

Total net operating revenues for the three month period ending March 31, 2007 rose 69.6% to R$224.3 million from R$132.2 million over the same period of the previous year. This growth was primarily due to the recognition of higher pre-sales from previous periods.

As we have often remarked, revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 9 - Pre-sales x Recognized revenues - 1Q07
1Q07					1Q06
Launching year	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Developments
Launched in 2007	75,161	29.5%
Launched in 2006	130,276	51.2%	63,666	28.4%	42,464	27.9%	786	0.6%
Launched in 2005	34,375	13.5%	109,353	48.7%	80,247	52.7%	19,600	14.8%
Launched in 2004	6,723	2.6%	35,610	15.9%	11,449	7.5%	24,642	18.6%
Launched up to 2003	7,968	3.2%	15,687	7.0%	18,175	11.9%	87,195	66.0%
TOTAL	254,502	100.0%	224,316	100.0%	152,336	100.0%	132,224	100.0%

1Q07 - Gross Profits

Gross profits for the 1Q07 totaled R$68.0 million, an increase of 92.4% compared to the first quarter of 2006. The gross margin for 1Q07 was 30.3%, 360 basis points (bps) higher than the same period of 2006. This result has been influenced by the improvement in the margins of our inventory sales as we have been recognizing revenue from projects launched in 2005 and 2006.

1Q07 - Selling, General, and Administrative Expenses (SG&A)
Selling expenses recognized for the 1Q07 totaled R$12.0 million, an increase of 26.0% compared to R$9.5 million in 1Q06. As a percentage of net revenues, selling expenses reached 5.4% in 1Q07, compared to 7.2% in 1Q06.

General and Administrative (“G&A”) expenses amounted to R$19.5 million in 1Q07, 105.4% higher than the R$9.5 million in 1Q06 due to bonus provisions (which were previously accrued at year end and are now accrued quarterly) of R$3.1 million, AlphaVille’s administrative expenses of R$3.7 million, and increased headcount in Gafisa's core business to support our growth. It is also worth mentioning that the recent initiatives, namely FIT Residencial and “Bairro Noivo” contributed to the increase in G&A expenses.

Our aggressive growth strategy leads to higher SG&A expenses which are no longer capitalized, but expensed on a cash basis. We recognize 100% of the expenses as they are incurred, but use the PoC method to recognize the revenues. Therefore, the higher revenue lags the higher SG&A expenses. Please refer to the 4Q06 Earnings Release for a detailed description of the SG&A accounting.

When analyzing SG&A expenses, R$31.5 million in 1Q07 and R$19.0 million in 1Q06, as a percentage of net revenues, SG&A decreased 34 bps from 14.34% in 1Q06 to 14.0% in the 1Q07. SG&A as a percentage of pre-sales remained in line, going from 12.5% in 1Q06 to 12.4% in 1Q07. Finally, as a percentage of the new projects launched, SG&A decreased by 134 basis points from 11.7% in 1Q06, to 10.4% in the 1Q07.

1Q07 - EBITDA

EBITDA for the 1Q07, excluding extraordinary expenses made up of the follow-on expenses, totaled R$36.2 million, 107.1% higher than the R$17.5 million in 1Q06. As a percentage of net revenues, EBITDA increased 290 bps from 13.2% in 1Q06 to 16.1% in the 1Q07.

As mentioned above, the recognition of SG&A expenses on a cash basis negatively impacts the company’s recognized earnings. As the company is engaged in an aggressive growth strategy, it is expected that SG&A expenses should increase in advance of the increasing revenues.

It is also important to mention that, starting in 2007, we are accruing our bonus provision on a quarterly basis. During 2006 we provisioned the yearly bonus fully in the last quarter, strongly impacting the quarter’s EBITDA. Impact in 2007 will be distributed in all four quarters, starting with a R$3.1 million provision in 1Q07, which represents 1.39% of net revenues.

1Q07 - Depreciation and Amortization

Depreciation and amortization in 1Q07 amounted to R$5.1 million, an increase of 610.8% compared to the R$0.7 million in 1Q06. This is a result primarily of the R$3.7 million amortization of goodwill from the AlphaVille acquisition. The remaining R$1.4 million refers to depreciations of equipments and software acquired mainly in 4Q06. The goodwill from the AlphaVille acquisition will be amortized over 10 years.

1Q07 - Financial Results

Net financial results totaled a negative R$8.7 million in 1Q07 compared to a negative R$4.0 million in 1Q06. Financial expenses in 1Q07 totaled R$16.8 million, an increase of 14.2% over 1Q06 R$14.7 million. Financial income decreased from R$10.7 million to R$8.1 million, primarily due to the effect in cash and cash equivalents as the proceeds of Gafisa’s follow-on offering only entered in the very end of 1Q07.

1Q07 - Income Taxes

Income taxes and social contribution for 1Q07 amounted to R$3.1 million versus R$0.2 million in same period of last year. In 1Q06 we took advantage of a tax credit, therefore the year-over-year comparison shows a relevant gap. In 4Q06, income taxes and social contribution amounted to R$3.3 million.

As Gafisa calculates income and social contribution taxes through the “taxable profit” regime, there is no current need for actual payment and these taxes are deferred. Our subsidiaries, however, may calculate their respective taxes through either the “taxable profit” regime or the “presumed profit” regime, depending on our general tax planning.

1Q07 - Net Income and Earnings per Share

Adjusted net income for 1Q07 was R$17.6 million (7.9% of net revenues), R$5.1 million or 40.0% higher than the R$12.6 million (9.5% of net revenues) registered in the same period of 2006.

The net income in 1Q07 was negatively impacted by:

•	Lower financial income (the IPO proceeds were received late March 2007 instead of February 2006)
•	The amortization of goodwill from the AlphaVille acquisition (R$3.7 million)
•	The increase in income tax (R$3.1 million in 1Q07 from R$.2 million in 1Q06)

Adjusted net earnings per share was R$0.14 in 1Q07 compared to pro-forma R$0.12 in 1Q06. Basic weighted average shares outstanding were 124,396,957 in 1Q07 and 102,556,962 in 1Q06.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$371.9 million in 1Q07, representing 91.2% growth over 1Q06.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 10 - Revenues and results to be recognized (R$000)
(eop)	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Sales to be recognized—end of period	985.7	473.4	795.3	108.22%	23.94%
Cost of units sold to be recognized - end of period	-613.8	-278.9	-497.5	120.08%	23.38%
Backlog of Results to be recognized	371.9	194.5	297.8	91.2%	24.9%
Backlog Margin - yet to be recognized [1]	37.7%	41.1%	37.4%	-8.2%	0.8%
Note: 1 In order to increase transparency and visibility of future earnings, during the fourth quarter ended December 31st 2006, the Company changed the accounting practice adopted with respect to the costs and earnings to be recognized in our backlog.

Balance Sheet

Cash and Cash Equivalents
On March 31 2007, cash and cash equivalents increased to R$621.3 million, 133.41% higher than December 31, 2006 (R$266.2 million), and 29.1% higher than 1Q06’s (R$481.1 million). This increase is due to the R$465 million cash proceeds from the follow-on equity offering that took place in March.

Accounts Receivables
Accounts receivables increased 107.6% to R$1.6 billion in March 2007 when compared to the R$0.8 billion figure of 1Q06, and 19.0% compared to the R$1.3 billion that was registered in December 2006. In 1Q07, receivables of completed units (post-completion receivables) reached R$219.7 million or 14.0% of the total accounts receivables.

Table 11 - Accounts Receivables from Clients
Real estate development receivables:	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Current	392,634	278,302	365,741	41.1%	7.4%
Long-term	236,576	83,907	194,097	182.0%	21.9%
Total	629,210	362,209	559,838	73.7%	12.4%
Receivables to be recognized on our balance sheet according to PoC method and BRGAAP(for more details, see note 5 on our Financial Statements:
	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Current	220,894	80,263	30,161	175.2%	632.4%
Long-term	720,555	314,043	729,810	129.4%	-1.3%
Total	941,449	394,306	759,971	138.8%	23.9%

Total Accounts Receivables	1,570,659	756,515	1,319,809	107.6%	19.0%

Following our focus on efficiently managing working capital, Gafisa will continue to seek to securitize its client accounts receivable, as well as transfer them to banks through mortgages.

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory increased to R$559.5 million in 1Q07, an increase of 107.6% as compared to the R$269.5 million registered in 1Q06 due to recent land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction. It is important to note that the increase in units completed is due to the consolidation of AlphaVille.

The tables below details inventory for the 1Q07:

Table 12 - Inventory
	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Land	214,235	51,565	160,333	315.5%	33.6%
Properties under construction	295,704	180,588	249,287	63.7%	18.6%
Units completed	49,520	37,385	31,369	32.5%	57.9%
Total	559,459	269,538	440,989	107.6%	26.9%

The table below details inventory units at market value for the 1Q07:
Table 13 - Inventory at Market Value
Inventory by Segment	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
HIG	91,930	141,785	133,419	-35%	-31%
MHI	242,285	297,926	297,805	-19%	-19%
MID	312,472	76,433	190,345	309%	64%
AEL (FIT)	20,253	20,915	5,961	-3%	240%
LOT	195,903	61,078	185,872	221%	5%
COM	22,346	118,191	41,205	-81%	-46%
TOTAL	885,189	716,328	854,607	24%	4%

Inventory by Geog. Region	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
São Paulo	229,320	372,287	319,007	-38%	-28%
Rio de Janeiro	206,893	261,479	213,981	-21%	-3%
New Markets	448,976	82,561	321,619	444%	40%
TOTAL	885,189	716,327	854,607	24%	4%

Inventory by Launching Year	1Q07	1Q06	4Q06	1Q07 x 1Q06	1Q07 x 4Q06
Launched in 2007	226,942	-	-	NA	NA
Launched in 2006	331,795	123,863	475,697	168%	-30%
Launched in 2005	255,570	317,238	290,282	-19%	-12%
Launched up to 2004	70,882	275,226	88,628	-74%	-20%
TOTAL	885,189	716,327	854,608	24%	4%

Liquidity
In March of 2007, we completed our listing on the New York Stock Exchange, raising R$465.0 million in the primary offering. This move is in line with our strategy as we raised cash to support future growth. We will continue seeking to optimize working capital by combining effective leverage with eventual securitizations.

The following table sets forth information on our indebtedness as of March 31, 2007:

Table 14 - Debt Breakdown
Type of transaction	Rates	1Q07	4Q06	1Q07 x 4Q06
Debentures	1.3%p.a. + CDI	242,663	251,038	-3.3%
Construction Financing (SFH)	6.2-15%p.a. + TR	34,248	26,378	29.8%
Downstream Merger obligation	10-12%p.a. + TR	16,925	18,027	-6.1%
Funding for developments	3-6.3%p.a. + CDI	23,147	-	-
Working Capital	3.5-6.2%p.a. + CDI	34,952	-	-
Others (AlphaVille)	19.6-25.7%p.a	3,912	-	-
Total		355,847	295,443	20.4%

Debt payment schedule as of March 31, 2007:

Table 15 - Debt Maturity
Type	Total	2007	2008	2009	20010	2011 and later
Debentures	242,663	2,663	-	48,000	96,000	96,000
Construction Financing (SFH)	34,249	18,543	7,494	6,451	1,762	-
Downstream Merger obligation	16,925	5,582	3,865	5,257	2,221	-
Funding for developments	23,147	13,992	4,367	2,957	1,831	-
Working Capital	34,952	13,032	6,850	7,759	4,987	2,324
Others	3,912	2,568	741	603	-	-
Total	355,847	56,380	23,317	71,027	106,801	98,324

Gafisa had net cash of R$265.4 million in 1Q07 compared to a net cash of R$177.6 million in 1Q06 and to a net debt of R$29.3 million in 4Q06. As of March 31 2007, our net debt to equity ratio was negative 18.6% compared to negative 22.5% in 1Q06 and 3.6% in 4Q06.

Outlook
For 2007, we expect an increase of 60%-65% in consolidated project launches over 2006. Approximately 25% (R$250 million) should come from Gafisa’s core business, 20% (R$200 million) from FIT Residencial, and another 20% (R$ 200 million) from AlphaVille.

Gafisa expects to deliver a consolidated 2007 EBITDA margin of 15%-16%. Gafisa’s core business continues to increase its EBITDA margin, but the consolidated figure will be brought down by the costs associated with ramping up FIT Residencial, Bairro Novo, and AlphaVille.

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) - segment with residential units sold at prices ranging from R$2,000 to 2,800 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices ranging from R$1,500 to 2,000 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$800 per square meter

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$4,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed over ten million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations:
Carlos Gros
Phone: +55 11 3025-9305
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: joana.santos@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Appendix

The following table sets forth detailed information of projects launched in 2007 by quarter:
Projects launched in 1Q07	Month of Launch	Segment	Location	Usable Area (s.q.m) (100%)	# of Units (100%)	Gafisa's Stake	Sales Value at Gafisa's Stake (R$000)	% Sold up to 03/31/07
Fit Jaçanã [1]	March	AEL	São Paulo - SP	9,181	184	100%	16,974	0%
Isla	March	Mid	São Caetano - SP	31,423	240	100%	75,683	31%
Grand Valley	March	Mid	Rio de Janeiro - RJ	16,908	240	100%	44,014	36%
Acqua Residence (Fase 1)	March	Mid	Nova Iguaçu - RJ	28,400	380	100%	71,701	13%
Celebrare	March	Mid	Caxias - RJ	14,679	188	100%	35,189	8%
Reserva do Lago	March	Mid	Goiania - GO	16,800	96	50%	24,567	44%
Campo Grande I	March	Lot	Campo Grande - MS	225,269	489	67%	35,018	39%
Total				342,660	1,817		303,147	25%
Note: 1 As mentioned above, Fit residencial recognizes sales only after the client has received the final approval by Caixa Caixa Econômica Federal.

The following table sets forth the financial completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those years:
Development	Month/Year	Total area	Final		Percentage sold-		Revenue		Gafisa
			Completion				Recognized
	launched	(m2)	(%)		accumulated		(R$ 000)		Stake(%)
			1Q07	1Q06	1Q07	1Q06	1Q07	1Q06
Empresarial Pinheiros	Nov-04	17,149	87.5%	36.4%	100.0%	11.0%	15,847	1,685	39.1%
Sunspecial Resid. Service	Mar-05	21,189	61.8%	6.5%	91.6%	84.1%	11,145	1,208	99.8%
Arena	Dec-05	29,256	43.9%	10.6%	99.7%	76.5%	8,635	5,360	99.8%
Península Fit	Nov-05	24,080	21.9%	1.7%	60.2%	34.4%	8,540	639	100.0%
Olimpic Resort	Oct-05	21,851	54.2%	2.9%	99.6%	99.6%	8,644	936	100.0%
Villagio Panamby - Parides	Nov-06	13,093	47.6%	0.0%	90.2%	0.0%	7,080	-	100.0%
Blue II e Concept	Dec-05	28,296	54.6%	24.7%	48.3%	19.5%	6,520	1,808	50.0%
Sunplaza Personal Office	Mar-06	6,328	42.3%	3.9%	70.3%	65.3%	6,169	816	100.0%
Beach Park Acqua	Nov-05	9,770	33.5%	4.8%	61.5%	54.1%	5,529	566	100.0%
Del Lago	May-05	62,022	46.4%	9.4%	93.8%	38.3%	5,432	790	100.0%
Icaraí Corporate	Dec-06	5,683	19.2%	0.0%	79.7%	0.0%	5,589	-	100.0%
Villagio Panamby - Jazz Duet	Aug-05	13,400	67.1%	12.7%	60.6%	34.2%	5,191	2,066	100.0%
Bem Querer	Oct-05	11,136	41.0%	0.2%	100.0%	75.3%	5,094	32	99.8%
Villagio Panamby - Domaine Du Soleil	Sep-05	8,225	69.0%	12.2%	84.0%	23.9%	5,045	935	100.0%
Villagio Panamby - Agrias	Nov-06	21,390	27.8%	0.0%	39.0%	0.0%	4,850	-	100.0%
Lumiar	Feb-05	7,193	77.2%	10.2%	74.8%	47.9%	4,943	582	99.8%
Palm D'Or	Nov-05	8,493	49.1%	0.0%	80.5%	28.6%	4,314	2	99.8%
Blue Land	Nov-05	18,252	44.7%	0.0%	24.3%	7.7%	4,354	116	99.8%
CSF - Saint Etienne	May-05	11,261	45.7%	9.6%	86.3%	62.5%	3,919	894	99.8%
Montenegro Boulevard	Jun-05	174,862	80.8%	62.9%	99.5%	91.4%	3,768	3,169	99.8%
Riv. Ponta Negra - Cannes e Marseille	Jun-04	22,332	96.5%	63.4%	77.7%	69.1%	3,742	3,512	50.0%
New Point	Apr-03	12,034	96.9%	100.0%	74.0%	50.0%	3,481	1,088	100.0%
Espaço Jardins	May-06	28,926	17.0%	0.0%	97.2%	0.0%	3,305	-	100.0%
The Gold	Dec-05	10,465	59.0%	0.0%	64.8%	31.7%	3,265	0	100.0%
Olimpic - Chácara Sto Antonio	Aug-06	24,988	21.5%	0.0%	88.1%	0.0%	3,348	-	100.0%
Villagio Panamby - Double View	Oct-03	10,777	100.0%	82.7%	100.0%	84.4%	3,184	7,149	100.0%
Weber Art	Jun-05	5,812	53.9%	6.1%	87.7%	71.9%	3,173	273	100.0%
Blue Vision - Sky e Infinity	Jun-06	18,514	45.7%	0.0%	73.9%	0.0%	3,018	-	50.0%
Verdes Praças	Sep-04	19,005	100.0%	48.9%	49.5%	37.8%	3,361	6,835	99.8%
Collori	Nov-06	39,462	24.0%	0.0%	56.8%	0.0%	2,890	-	50.0%
Vistta Ibirapuera	May-06	9,963	42.6%	0.0%	100.0%	0.0%	2,729	-	100.0%
Sundeck	Nov-03	13,043	96.1%	50.6%	84.0%	64.3%	3,262	5,124	100.0%
Villagio Panamby- Mirabilis	Mar-06	23,355	45.1%	0.0%	77.5%	22.9%	2,355	-	100.0%
Grand Vue	Nov-03	5,230	100.0%	83.6%	100.0%	100.0%	2,127	2,945	50.0%
Fit Niterói	Aug-06	8,523	27.0%	0.0%	79.7%	0.0%	2,006	-	100.0%
Belle Vue	Aug-04	7,565	100.0%	34.9%	50.0%	45.9%	1,806	2,445	70.0%
Espacio Laguna	Aug-06	16,364	19.4%	0.0%	41.3%	0.0%	1,777	-	80.0%
La Place	May-04	8,416	96.3%	46.8%	90.5%	36.5%	1,590	3,292	100.0%
Blue One	Sep-03	15,973	99.4%	91.7%	83.2%	78.3%	1,105	5,076	66.7%
CSF - Verti Vita	Sep-03	6,439	100.0%	96.7%	100.0%	78.2%	886	4,018	100.0%
Sunview	Jun-03	14,268	99.4%	92.3%	100.0%	92.0%	1,719	8,678	100.0%
Sunprime	Nov-03	11,802	96.7%	82.1%	100.0%	98.4%	373	6,349	100.0%
Villagio Panamby - Anthurium	Sep-02	16,579	100.0%	100.0%	100.0%	96.1%	340	2,578	100.0%
Reserva das Palmeiras	Feb-03	16,912	96.9%	94.5%	64.7%	61.8%	451	2,847	100.0%
AlphaVille							32,021
Others							24,805	39,167
Total							242,727	122,982

Consolidated Statements of Income

R$ 000	1Q07	4Q06	1Q06	% Change
Gross Operating Revenue	246,053	267,979	137,493	-8.2%	79.0%
Real State development and sales	242,727	265,535	122,982	-8.6%	97.4%
Construction and services rendered	3,326	2,444	14,511	36.1%	-77.1%

Deductions	(21,737)	(29,692)	(5,268)	-26.8%	312.6%

Net Operating Revenue	224,316	238,287	132,224	-5.9%	69.6%

Operating Costs	(156,356)	(170,931)	(96,900)	-8.5%	61.4%

Gross profit	67,960	67,356	35,324	0.9%	92.4%

Operating Expenses	(31,749)	(35,254)	(17,841)	-9.9%	78.0%
Selling expenses	(12,006)	(16,085)	(9,526)	-25.4%	26.0%
General and administrative expenses	(19,484)	(20,192)	(9,484)	-3.5%	105.4%
Equity Income	(259)	1,024	1,169	-125.3%	-122.2%

EBITDA	36,211	32,102	17,483	12.8%	107.1%

Depreciation	(5,061)	(1,651)	(712)	206.6%	610.6%
Extraordinary expenses	(30,174)	-	(27,337)	na	10.4%

EBIT	976	30,452	(10,566)	-96.8%	-109.2%

Financial Income	8,080	12,267	10,702	-34.1%	-24.5%
Financial Expenses	(16,765)	(24,618)	(14,676)	-31.9%	14.2%

Income before taxes on income	(7,710)	18,100	(14,540)	-142.6%	-47.0%

Deffered Taxes	(1,551)	(1,703)	592	-8.9%	-361.9%
Income tax and social contribution	(1,591)	(1,600)	(830)	-0.6%	91.7%

Income after taxes on income	(10,852)	14,797	(14,778)	-173.3%	-26.6%

Minority Shareholders	(1,701)	-	-	na	na

Net income	(12,553)	14,797	(14,778)	-184.8%	-15.1%
Adjusted net income per thousand shares outstanding	0.14	0.15	0.12	-0.01	0.02

Consolidated Balance Sheet

R$ 000				Change (%)	Change (%)
	1Q07	4Q06	1Q06	1Q07 x 4Q06	1Q07 x 1Q06
ASSETS
Current assets
Cash and banks	34.049	45.231	1.415	-24,7%	2305,5%
Financial investments	587.203	220.928	479.656	165,8%	22,4%
Receivables from clients	392.634	365.741	278.302	7,4%	41,1%
Properties from sale	559.459	440.989	269.538	26,9%	107,6%
Other accounts receivable	117.856	111.601	130.446	5,6%	-9,7%
Deferred selling expenses	18.972	17.032	43.894	11,4%	-56,8%
Prepaid expenses	7.691	5.445	46.029	41,2%	-83,3%
	1.717.864	1.206.967	1.249.280	42,3%	37,5%
Long-term assets
Receivables from clients	236.576	194.097	83.907	21,9%	182,0%
Deferred taxes	59.921	53.134	24.499	12,8%	144,6%
Other	44.287	29.330	16.003	51,0%	176,7%
	340.784	276.561	124.409	23,2%	173,9%
Permanent assets
Investments	171,602	2,544	-	6,646,3%	-
Properties and equipment	11,507	8,146	6,770	41,3%	70.0%
	183,109	10,689	6,770	1,613,0%	2,604,5%

Total assets	2.241.757	1.494.217	1.380.459	50,0%	62,4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	53.716	17.305	69.011	210,4%	-22,2%
Debentures	2.663	11.039	24.499	-75,9%	-89,1%
Real estate development obligations	5.088	6.733	32.318	-24,4%	-84,3%
Obligations for purchase of land	127.846	120.239	27.811	6,3%	359,7%
Materials and service suppliers	62.144	26.684	25.932	132,9%	139,6%
Taxes and contributions	49.045	41.575	39.127	18,0%	25,3%
Taxes, payroll charges and profit sharing	19.587	18.089	5.923	8,3%	230,7%
Advances from clients - real state and services	62.833	76.146	51.546	-17,5%	21,9%
Dividends	11.163	11.026	114	12657,7%	-
Other	22.558	11.912	17.082	89,4%	32,1%
	416.643	340.748	293.363	26,3%	42,0%
Long-term liabilities
Loans and financings	59.469	27.101	50.201	119,4%	18,5%
Debentures	240.000	240.000	159.803	0,0%	50,2%
Real estate development obligations	-	-	449	-	-100,0%
Obligations for purchase of land	14.055	6.184	20.811	127,3%	-32,5%
Deferred taxes	43.848	32.259	26.286	35,9%	66,8%
Unearned income from property sales	95	2.440	8.709	-96,1%	-98,9%
Other	51.535	29.101	16.551	77,1%	211,4%
	409.002	337.086	282.811	21,3%	44,6%
Deferred income
Deferred income on acquisition of subsidiary	1.281	2.297	15.935	-44,2%	-

Minority Shareholders	(9.489)	-	-	-	-

Shareholders' equity
Capital	1.214.580	591.742	585.930	105,3%	107,3%
Treasury shares	(18.050)	(47.026)	(47.026)	-61,6%	-61,6%
Capital reserves	167.276	167.276	167.276	0,0%	0,0%
Revenue reserves	60.516	102.094	82.170	-40,7%	-26,4%
	1.424.322	814.087	788.351	75,0%	80,7%
Total liabilities and shareholders' equity	2.241.757	1.494.217	1.380.459	50,0%	62,4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date:	May 8, 2007	By:	/s/ Alceu Duílio Calciolari

			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer